FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated August 22, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Investor Release

Change in the Board of Directors of Magyar Telekom

Budapest – August 22, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that Dr. György Surányi, a member of Magyar Telekom’s Board of Directors, has resigned from his position as of October 9, 2006, the date of Magyar Telekom’s forthcoming Extraordinary General Meeting.

Dr. Surányi, Head of the Central and Eastern European Region at Banca Intesa Group and Chairman of the Group’s Eastern European Banks, cited as reasons for his resignation the significant increase of his duties in his current positions and other professional engagements of national importance he has been offered recently. Magyar Telekom’s Board of Directors would like to take this opportunity to express its gratitude and appreciation to Dr. György Surányi for the work carried out during his time on the Board.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: August 22, 2006